

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 19, 2022

Mark Frost
Chief Financial Officer
Fathom Digital Manufacturing Corp
1050 Walnut Ridge Drive
Hartland, WI 53029

> **Re: Fathom Digital Manufacturing Corp**
> **Registration Statement on Form S-1**
> **Filed on January 14, 2022**
> **File No. 333-262194**

Dear Mr. Frost:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Bradley Ecker at (202)-551-4985 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing